03007847

Morgan

The Morgan Crucible Company plc

12th March 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No 3824
www.morgancrucible.com

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: <u>The Morgan Crucible Company plc – File No. 82-3387</u>

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

RNS The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company Morgan Crucible Co PLC
TIDM MGCR
Headline Director Shareholding
Released 16:35 11 Mar 2003
Number 5917I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Lars Vilhelm Kylberg

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Lars Vilhelm Kylberg

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
20,000

8) Percentage of issued class:
0.008

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
41.5p

13) Date of transaction:
11/3/03

14) Date of notification:
11/3/03

15) Total holding following this notification:
52,072

16) Total percentage holding of issued class following this notification:
0.022

If a director has been granted options by the company, please complete the following

fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
11th March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Sir Alan Cox

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Sir Alan Cox

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
57,000

8) Percentage of issued class:
0.024

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
42p

13) Date of transaction:
11/3/03

14) Date of notification:
11/3/03

15) Total holding following this notification:
93,060

16) Total percentage holding of issued class following this notification:
0.040

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
11th March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Nigel Grant Howard

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Nigel Grant Howard

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
20,000

8) Percentage of issued class:
0.008

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
41.5p

13) Date of transaction:
11/3/03

14) Date of notification:
11/3/03

15) Total holding following this notification:
145,473

16) Total percentage holding of issued class following this notification:
0.063

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
11th March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Dr Edwin Bruce Farmer

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Dr Edwin Bruce Farmer

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
20,000

8) Percentage of issued class:
0.008

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
41.5p

13) Date of transaction:
11/3/03

14) Date of notification:
11/3/03

15) Total holding following this notification:
93,719

16) Total percentage holding of issued class following this notification:
0.040

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:

N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
11th March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Warren Decatur Knowlton

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Warren Decatur Knowlton

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
100,000

8) Percentage of issued class:
0.043

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
40.02p

13) Date of transaction:
11/3/03

14) Date of notification:
11/3/03

15) Total holding following this notification:
220,000

16) Total percentage holding of issued class following this notification:
0.094

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
11th March 2003

END